SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 27, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) Nr. 43.776.517/0001-80

NOTICE TO THE SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to Appendix 30-XXXII of CVM Instruction 480, of December 7, 2009, as amended (“CVM Instruction 480”), hereby informs its shareholders and the market in general that, at a meeting held on December 13, 2018, the Board of Directors approved an increase in the Company’s capital stock, within the authorized capital limit set in Paragraph 1 of Article 3 of its Bylaws, under the terms and conditions specified below:

1.        State the amount of the increase and of the new capital stock.

The increase in the Company’s stock capital will be of R$5,000,000,000.00 (five billion reais), from the current R$10,000,000,000.00 (ten billion reais) to R$15,000,000,000.00 (fifteen billion reais).

2.        State if the increase will be carried out through: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of subscription rights or subscription bonus; (iii) the capitalization of profits or reserves; or (iv) the subscription of new shares.

The Company's capital stock will be increased through the capitalization of part of the Company’s earnings reserve.

3.        Explain in detail the reasons for the increase and its legal and economic consequences.

The increase of the Company's capital stock aims to meet one of the destinations assigned to the reserve, as well as promote an equilibrium between the balance of the earnings reserves and the capital stock

The Company does not foresee legal or economic consequences due to the capital increase.

4.        Provide a copy of the expert opinion of the fiscal council, if applicable.

“Fiscal Council Opinion

The Fiscal Council of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, through all its undersigned members, within its legal responsibilities and assignments, examined the proposal of the Company’s Management to capitalize part of the earnings  reserve in the amount of R$5,000,000,000.00 (five billion Reais), without issuing new shares, and, by majority vote, issue an opinion in favor and submit such opinion to resolution by the Board of Directors.

The member of the Fiscal Council Pablo Uhart issued an opinion to reduce the capitalization amount from R$5,000,000,000.00 (five billion reais) to R$3,000,000,000.00 (three billion reais) considering this the best balance between the need to increase the reserve’s limit and the flexibility of the capital structure.

São Paulo, November 29, de 2018.

 Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Pablo Andrés Fernandez Uhart, Rui Brasil Assis.”

5.        In case of capital increase through the capitalization of profits or reserves, the issuer must:

I-        State if this will imply in a change in the par value of shares, if applicable, or if new shares will be distributed among shareholders

It is hereby clarified that the shares issued by the Company will have no par value and that the increase of the capital stock through capitalization of profits reserves will be carried out without the distribution of new shares.

II - State if the capitalization of profits or reserves will be carried out with or without change to the number of shares in companies with shares with no par value

The capital increase will not imply in the issuance of new shares by the Company and, therefore, there will be no change in the current number of shares.

São Paulo, December 21, 2018.

Rui de Britto Álvares Affonso

Chief Financial Officer and for Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 27, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.